

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04007896

February 4, 2004

Maureen Brundage
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2004

Re: Newmont Mining Corporation
Incoming letter dated December 19, 2003

Dear Ms. Brundage:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Newmont Mining by the Brethren Benefit Trust, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Lauren Compere
Chief Administrative Officer
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

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December 19, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Exchange Act Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of our client Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the Shareholder Proposal attached hereto as Exhibit A (the "Proposal") filed by Boston Common Asset Management, LLC on behalf the Brethren Benefit Trust, Inc. (the "Proponent"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Exchange Act Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

The Proposal

The Proposal states "that the shareholders request the Board of Directors of Newmont Mining publish a comprehensive report, prepared at a reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005."

For the reasons set forth below, the Company believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

The Proposal should be considered a matter of ordinary business operations. Exchange Act Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Exchange Act Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Exchange Act Rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

In our judgment, the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). The Proposal's focus is the operations and profitability of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an analysis of the economic risks related to the Company's business activities and, in particular, certain of its liabilities. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in *Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* (available January 29, 1993); *American Stores Company* (available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* (available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future material financial impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Therefore, the Company believes that the Proposal is also excludable pursuant to the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). However, as noted above, the Proposal does not identify a social policy issue that the Company is requested to review or address nor does it require that the report address or remedy any social issues. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

The Company may also properly exclude the Proposal under Exchange Act Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language, thereby violating Rule 14a-9. The preamble and the Proponent's statement in support of the Proposal include statements which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules. They thus violate Rule 14a-9. Note (b) of Rule 14a-9 states the following as an example of what may be misleading within the meaning of the Rule: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The preamble to the Proposal states: *"A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental liabilities and have not posted reclamation bonds sufficient to cover these costs."*

The Proponent attempts to lend unwarranted and authoritative credibility to the Mineral Policy Center, an environmental advocacy group that, according to its own website, "is a non-profit environmental organization dedicated to protecting communities and the environment, nationally and internationally, by preventing the environmental impacts associated with irresponsible mining and mineral development, and by cleaning up pollution caused by past mining." The Proponent neglects to point this out and instead present the Mineral Policy Center analysis as unbiased and neutral, which it is not.

The preamble to the Proposal also states the following:

"These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost.

"Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations."

"Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers."

The Proponent's statement in support of the Proposal further states: *"Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders including its customers, government regulators and the local communities in which the company operates."*

These statements cited above are speculative and contain broad generalizations and assumptions that are not supported by fact. The above sentences need factual support or otherwise should be deleted.

In addition, phrases such as:

- "aggrieved local communities"
- "perceived environmental and social problems"
- "impacts of ......its arrangements with security forces in areas of conflict"

are negative innuendo. These phrases should be deleted.

Furthermore, the preamble included in the Proposal states:

"Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict."

Such assertion suggests that the Company does not comply with current rules and standards governing disclosure of environmental risks and other risks and uncertainties related to its operations. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper or illegal conduct without factual foundation. Therefore, such assertion makes the Proposal excludable under Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Maureen Brundage of this Firm at (212) 819-8314.

Very truly yours,

White & Case, LLP

RC:MB

cc: Mr. Britt D. Banks, Esq.
Lauren Compere
Will Thomas

Exhibit A



BOSTON COMMON
ASSET MANAGEMENT, LLC

December 8, 2003

Mr. Wayne Murdy
Chairman and CEO
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Mr. Britt Banks
Vice President, General Counsel and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Sent via fax to 303-837-5837 and via FedEx

Dear Mr. Murdy and Mr. Banks:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 3,100 shares of Newmont Mining Corporation common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We appreciate that Newmont Mining's management states that it is committed to applying the highest standards in relation to the environment and the communities in which it operates. As the world's largest gold producer, we believe that Newmont Mining can and should be the leader in its industry in implementing its commitment to sustainable development.

However, as shareholders, we remain concerned that Newmont Mining has not fully disclosed adequate information regarding to its impact on the environment and communities in which it operates. In addition, we require further information on how Newmont Mining will address the risk to its operations, profitability and reputation from its social and environmental liabilities.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership is enclosed.

We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We appreciate the time that your colleagues, Dr. Chris Anderson and Dr. Helen McDonald, have spent in conversation and correspondence with us on these important issues. Interest in the role gold producers can play in sustainable development is high amongst our colleagues in social investment community and members of the Interfaith Center on Corporate Responsibility. We hope that we may continue our shareholder dialogue and reach a mutually satisfactory agreement that may allow us to withdraw our proposal.

Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,



Lauren Compere
Chief Administrative Officer

Encl. Resolution Text

CC: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.
Dr. Chris Anderson, Group Executive for External Relations and Communications
Dr. Helen McDonald, Director of Community Relations & Social Development

SOCIAL AND ENVIRONMENTAL LIABILITIES REPORT

WHEREAS:

We believe that a significant threat to the long-term profitability of Newmont Mining is the risk to the company's operations, profitability and reputation from its social and environmental liabilities;

These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost;

A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental clean-up liabilities and have not posted reclamation bonds sufficient to cover these costs;

Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict;

Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations;

With recent acquisitions Newmont's global presence and exposure to these liabilities has increased;

The company has positioned itself as an industry leader in sustainable development, including maintaining its "social license to operate," and thus faces a risk to its reputation if it does not take concrete, transparent, and independently verifiable steps to implement these commitments;

Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers;

THEREFORE BE IT RESOLVED that the shareholders request the Board of Directors of Newmont Mining to publish a comprehensive report, prepared at reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005.

SUPPORTING STATEMENT

We believe that as the world's largest gold producer, Newmont should take a leadership role in its industry around disclosure of its social and environmental liabilities.

Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders, including its customers, government regulators and the local communities in which the company operates;

The proposed report should address the following environmental and social risks:

- The company's policy on operating in protected areas as defined by local or international bodies

- The company's policy on allowing independent, third-party assessment of financial assurance amounts for its existing and proposed mines and posting sufficient reclamation bonds for all operations

- The company's policy on disclosure of information on the environmental, human rights and labor impacts of its operations, consistent with the public's right to know about toxic releases and transfers as exemplified by the proposed U.S. International Right to Know legislation. This would also include disclosure of the existence and nature of its arrangements with local security forces



December 2, 2003

Britt D. Banks
Vice President, General Counsel and Secretary
Secretary of the Corporation
Newmont Mining Corporation
1700 Lincoln Street,
Denver, Colorado, 80203

Dear Mr. Banks:

LaSalle Bank is the custodian for the Brethren Benefit Trust Inc. (BBT).

We are writing to affirm that BBT currently owns 3,100 shares of Newmont Mining Corporation common stock. 2,254 shares are held in the Brethren Benefit Trust, Inc. Pension Fund (Account: 6401000135), and 846 shares are held through the Brethren Foundation, Inc. (Account: 6401000123). BBT has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of Newmont Mining Corporation, and such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Michael Maratea
Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newmont Mining Corporation
Incoming letter dated December 19, 2003

The proposal requests the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities.

There appears to be some basis for your view that Newmont Mining may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont Mining omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Newmont Mining relies.

Sincerely,



Song P. Brandon
Attorney-Advisor